SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM LAUNCHES PROJECT FOR GREEN PROPYLENE INDUSTRIAL UNIT

São Paulo, Brazil, October 27, 2010 – BRASKEM S.A. (BM&FBOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest thermoplastic resin producer in the Americas and a company committed to bringing to market products and solutions with high technical performance that are aligned with the principles of the low-carbon economy, announces the conclusion of the conceptual phase of the project to build a green propylene plant.

In 2011, work will be concluded on the basic engineering studies and, once final approval is obtained, the project's installation will begin, with operational startup expected in the second half of 2013. The plant should require investment of around US$100 million and have minimum green propylene production capacity of 30 kt/year.

To produce green polypropylene, Braskem will adopt technology that has already been proven on an industrial scale and use as an input sugarcane ethanol, which is recognized as the world's best renewable energy source. The green polypropylene will have the same technical, processability and performance properties as polypropylene made using traditional production routes.

The preliminary eco-efficiency study has shown very favorable results, given the benefits from the environmental advantages of green ethylene. The study was conducted in partnership with Fundação Espaço Eco and was based on conceptual engineering data. Each ton of green polypropylene produced captures and sequesters 2.3 t of CO2.

Braskem considers this plant part of its strategy to develop biopolymers and is committed to expanding its portfolio and production capacity, enabling the growth and adoption of green plastic by a growing number of clients and applications, thereby increasing the product's benefits for the environment.

Braskem has been working with green polypropylene for a long time. In 2008, during BioJapan, the company announced the production of the first green polypropylene sample made 100% from renewable resources, which was verified in accordance with ASTM D6866. Braskem also has research projects to develop a new production route for green polypropylene, including the partnerships announced with Novozymes in 2009, as well as with UNICAMP and LNBio

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Polypropylene is the second most used plastic in the world and features unique properties among all polymers, such as excellent balance of physical properties, possibility of high transparency and high resistance to impacts at low temperatures, high performance in production processes, stability of properties over the long term, low density (which allows for lighter parts) and high versatility in terms of applications.

Braskem is the leading thermoplastic resin producer in the Americas. With 31 industrial plants in Brazil and the United States, Braskem produces annually over 15 million tons of thermoplastic resins and other petrochemical products.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.